EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$2,780,981.06	0.0001476	$410.47
Total Transaction Valuation	$2,780,981.06
Total Fees Due for Filing			$410.47
Total Fees Previously Paid	—		$369.00
Total Fee Offsets
Net Fee Due			$41.47

1